UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER:

CUSIP NUMBER:

(Check one):

☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2019

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

500.com Limited

Full Name of Registrant

Fine Success Limited; 500wan.com Limited

Former Name if Applicable

12F, West Side, Block B, Building No. 7

Shenzhen Bay Eco-Technology Park

Address of Principal Executive Office (Street and Number)

Nanshan District, Shenzhen 518115, The People’s Republic of China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

500.com Limited (the “Company”) filed a Current Report on Form 6-K dated April 29, 2020, or the COVID-19 Relief 6-K, in compliance with and reliance upon the Securities and Exchange Commission’s Order under Section 36 of the Securities Exchange Act of 1934, as amended, granting Exemptions from Specified Provisions of the Exchange Act and certain Rules thereunder (Release No. 34-88318), dated March 4, 2020 (the “Relief Order”). Pursuant to the Relief Order, the Company stated, among other things, that: (1) the Company is relying on the Relief Order to delay the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Annual Report”) due to circumstances related to COVID-19; and (2) the Company is unable to file the Annual Report on a timely basis as a result of, among other things, travel restrictions, quarantines and staffing issues due to circumstances related to COVID-19. Absent the Relief Order, the 2019 Annual Report was due to be filed by April 30, 2020. In the COVID-19 Relief 6-K, the Company stated its intent to file the 2019 Annual Report no later than 45 days after April 30, 2020. Absent this Form 12b-25, the 2019 Annual Report was then due to be filed by June 15, 2020.

On December 31, 2019, the Company announced that its Board of Directors (the “Board”) had formed a Special Investigation Committee (the “SIC”) to internally investigate alleged illegal money transfers and the role played by consultants following the arrest of one consultant (also a former director of the Company’s subsidiary in Japan) and two former consultants by the Tokyo District Public Prosecutors Office. On January 16, 2020, the Company announced that the SIC had retained King & Wood Mallesons LLP (“KWM”) as its legal advisor to assist with its internal investigation.

As of today, the internal investigation being conducted by KWM is still in progress. Accordingly, the Company currently is unable to conclude what impact it may have on the Company’s financial statements and internal control over financial reporting.

The Company respectfully notifies the Securities and Exchange Commission that the Company is unable to file the 2019 Annual Report on or before the delayed due date of June 15, 2020 without unreasonable effort or expense because the abovementioned internal investigation is still in progress, the Company is still preparing its financial statements for the year ended December 31, 2019 and assessing its internal control over financial reporting as of December 31, 2019. In addition, Friedman LLP (“Friedman”), the Company’s independent registered public accounting firm, has not completed its audit of the Company’s financial statements and audit of the Company’s internal control over financial reporting as of December 31, 2019, due to the impact of COVID-19 and because the abovementioned internal investigation is still in progress.

The Company expects to file the 2019 Annual Report once (i) the abovementioned internal investigation is completed, (ii) the financial statements for inclusion therein are finalized, (iii) the Company has completed its assessment of its internal control over financial reporting as of December 31, 2019, and (iv) Friedman has completed its audit of the Company’s financial statements and audit of the Company’s internal control over financial reporting as of December 31, 2019.

Forward-Looking Statements

This notification on Form 12b-25 includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended by the U.S. Private Securities Litigation Reform Act of 1995. The words “expects” and “intends” and similar terms and phrases are used in this notification to identify forward-looking statements, including statements regarding the estimated timing for the filing of the Company’s 2019 Annual Report. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, the time needed for the Company to finalize and file its 2019 Annual Report. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Qiang Yuan	(86 755)	8967-0709
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Changes in the Company’s results of operations from 2018 to 2019 are reflected in its unaudited consolidated financial results for the fiscal year ended December 31, 2019 as announced in the Company’s press release dated February 27, 2020. The press release was furnished to the Securities and Exchange Commission through the Company’s Current Report on Form 6-K on February 27, 2020.

500.com Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 15, 2020	By:	/s/ Qiang Yuan
	Name:	Qiang Yuan
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).